Writer’s Direct Dial: (212) 225-2234

E-Mail: ggoldman@cgsh.com

July 14, 2006

BY EDGAR ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	iShares® GSCI® Commodity-Indexed Trust
iShares® GSCI® Commodity-Indexed Investing Pool LLC
Amendment No. 6 to Registration Statement on Form S-1
Registration No. 33-126810
Filed July 14, 2006

Ladies and Gentlemen:

On behalf of Barclays Global Investors International, Inc. (“BGI”), enclosed for filing is Amendment No. 6 to the above-captioned Registration Statement under the Securities Act of 1933, as amended.

If you have any questions or require any further information with respect to the Registration Statement, or any matters relating to the filing, please do not hesitate to call me at (212) 225-2234 or Edward J. Rosen at (212) 225-2820.

Very truly yours,

/s/    Geoffrey B. Goldman

Geoffrey B. Goldman